Exhibit 99.1

.

TASEKO TO RELEASE Third QUARTER 2022 RESULTS

October 31, 2022, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (the "Company") will release its third quarter 2022 financial results after market close on Thursday, November 3, 2022.

The Company will host a telephone conference call and live webcast on Friday, November 4, 2022 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

The conference call may be accessed by dialing 416-764-8688 in Canada, 888-390-0546 in the United States, 08006522435 in the United Kingdom, or online at tasekomines.com/investors/events.

The conference call will be archived for later playback until November 18, 2022 and can be accessed by dialing 416-764-8677 Canada, 888-390-0561 in the United States, or online at tasekomines.com/investors/events and using the passcode 45689866#.

For further information on Taseko, please visit tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.